Exhibit 3.1

CERTIFICATE OF RETIREMENT
OF SERIES A PREFERRED STOCK

OF HYDROFARM HOLDINGS GROUP, INC.

Pursuant to Section 243 of the General
Corporation Law of the State of Delaware

HYDROFARM HOLDINGS GROUP, INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), certifies as follows:

1.Pursuant to Section 243 of the General Corporation Law of the State of Delaware (the “DGCL”), the Corporation’s Board of Directors (the “Board”) adopted the following resolutions respecting the Corporaiton’s Series A Preferred Stock (as defined below), which resolutions have not been amended or rescinded:

Retirement of Converted Series A Preferred Stock

WHEREAS, the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), authorizes the issuance of 350,000,000 shares, 300,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 (the “Preferred Stock”), of which 15,000,000 shares of Preferred Stock are currently designated as Series A Preferred Stock (the “Series A Preferred Stock”) pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on December 30, 2019 (“Certificate of Designation”).

WHEREAS, 7,725,045 outstanding shares of Series A Preferred Stock have been converted into shares of Common Stock of the Corporation in connection with the Corporation’s initial public offering of its Common Stock.

WHEREAS, pursuant to Section 4.3.3 of the Certificate of Designation, shares of Series A Preferred Stock that are converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

WHEREAS, pursuant to Section 243 of the DGCL, whenever any shares of the capital stock of a corporation are retired, they shall resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides, and if the certificate of incorporation prohibits the reissuance of such shares, or prohibits the reissuance of such shares as a part of a specific series only, a certificate stating that reissuance of the shares (as part of the class or series) is prohibited identifying the shares and reciting their retirement shall be executed, acknowledged and filed and shall become effective in accordance with Section 103 of the DGCL.

NOW, THEREFORE, BE IT RESOLVED, pursuant to the provisions of Section 243 of the DGCL and Section 4.3.3 of the Certificate of Designation, reissuance of the 7,725,045 shares as Series A Preferred Stock is prohibited and accordingly, such shares of Series A Preferred Stock are hereby retired.

FURTHER RESOLVED, pursuant to the provisions of Section 243 of the DGCL and Section 4.3.3 of the Certificate of Designation, the total number of shares of Series A Preferred Stock that the Corporation has the authority to issue is reduced to 7,274,955 shares.

2.In accordance with Section 243 of the DGCL, the Corporation has retired 7,725,045 shares of Series A Preferred Stock and such shares are prohibited for reissuance as shares of Series A Preferred Stock.

IN WITNESS WHEREOF, Hydrofarm Holdings Group, Inc. has caused this certificate to be signed by its duly authorized officer this 9th day of June 2025.

HYDROFARM HOLDINGS GROUP, INC.

By:	/s/ B. John Lindeman
Name: Title:	B. John Lindeman Chief Executive Officer